          News

FOR IMMEDIATE RELEASE
Bank of Montreal to Issue $900 Million of 6.17% Subordinated Indebtedness, due 2023
TORONTO, March 25, 2008 — Bank of Montreal (TSX, NYSE: BMO) today announced that it intends to issue subordinated indebtedness under its Canadian Medium Term Note Program. The issue, the Series F Medium Term Notes, First Tranche, is a $900 million public offering due 2023. Interest on this issue is payable semi-annually at a fixed rate of 6.17% until March 28, 2018, and at a floating rate equal to the rate on 3 month Bankers’ Acceptances plus 2.50% (paid quarterly) thereafter to maturity.
Bank of Montreal may, at its option, with the prior approval of the Office of the Superintendent of Financial Institutions Canada, redeem the subordinated indebtedness, in whole at any time, or in part from time to time, on not less than 30 days and not more than 60 days notice to registered holders. If redeemed prior to March 28, 2018, the redemption price will be the greater of the “Canada Yield Price” and par. The subordinated indebtedness is redeemable on and after March 28, 2018 at par. The “Canada Yield Price” is the price that would provide a yield from the redemption date to March 28, 2018 equal to the yield that a non-callable issue of Government of Canada bonds would carry from the redemption date to March 28, 2018 plus 0.65%.
The issue, which is expected to close on March 28, 2008, will add to the Bank’s Tier 2 Capital base. The net proceeds of the offering will be used for general corporate purposes of Bank of Montreal.
BMO Capital Markets is the lead agent on the issue.
Earlier today, and separately, BMO announced a public offering of $200 million of Non-Cumulative Perpetual Class B Preferred Shares Series 15 (the “Preferred Shares”) with an option granted to the underwriters to purchase up to an additional $50 million of the Preferred Shares. The net proceeds of the Preferred Shares will also be used by the Bank for general corporate purposes.
The securities offered have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell in the United States.

For News Media Enquiries:
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873
For Investor Relations Enquiries:
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Krista White, Toronto, krista.white@bmo.com, (416) 867-7019
Internet: www.bmo.com